EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-1 filed pursuant to Rule 462(b) of the Securities Act of 1933 of the reference to our firm under the caption “Experts” and to the incorporation by reference of our report dated August 7, 2020 (except for the retroactive effect of the 1-for-7.4276 reverse stock split as described in the second paragraph of Note 1(a), as to which the date is October 9, 2020), with respect to the financial statements of Tarsus Pharmaceuticals, Inc. included in Amendment No. 1 to the Registration Statement (Form S-1 No. 333-249076) and related Prospectus of Tarsus Pharmaceuticals, Inc. for the registration of its common stock.

/s/ Ernst & Young LLP

Irvine, California

October 15, 2020